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                                                                   Exhibit 99.61

(POINTS INTERNATIONAL LTD LOGO)

                      POINTS INTERNATIONAL GRADUATES TO TSX

     TORONTO - FEBRUARY 19, 2004 - Points International is pleased to announce that it has satisfied the conditions for its graduation to the Toronto Stock Exchange, Canada's senior stock exchange, from the TSX Venture.

     As of the opening of trading on Tuesday, February 24, the Company's common shares will trade on the TSX under the symbol "PTS". The Company's shares will cease to trade on the TSX Venture Exchange effectible the close of trading on Monday February 23.

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ABOUT POINTS INTERNATIONAL

     Points operates the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. The Points Exchange has to date attracted close to 40 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), America West Airlines (FlightFund), Alaska Airlines (Mileage Plan), JCPenney and many more. Points International shares trade on the Toronto Stock Exchange (TSX Venture) under the symbol PTS.

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FOR MORE INFORMATION, PRESS ONLY:   FOR INVESTOR RELATIONS, PARTNERSHIPS AND
                                    OTHER INQUIRIES:
Jeremy Adams                        Christopher Barnard
Edelman Public Relations            President, Points International
+1 312 233-126                      +1 416 596-6381
jeremy.adams@edelman.com            christopher.barnard@points.com

Source: Points International Ltd (TSX Venture Exchange: PTS)

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE